UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

JANUS CAPITAL GROUP INC.
(Name of Issuer)

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

47102X105
(CUSIP Number)

Taku Murakawa General Manager, Investment Administration Department The Dai-ichi Life Insurance Company, Limited 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan +81-50-3780-4384
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47102X105
1.	Names of Reporting Person: The Dai-ichi Life Insurance Company, Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 14,743,531*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 14,743,531*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,743,531*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 7.3%**
14.	Type of Reporting Person (See Instructions): OO

*
Represents 743,531 shares of outstanding common stock, par value $0.01 per share (the “Company Common Stock”), of Janus Capital Group Inc., a Delaware corporation (the “Company”) and 14,000,000 shares of Company Common Stock issuable upon the exercise of the conditional options granted pursuant to the Option Agreement, dated as of August 10, 2012, between The Dai-ichi Life Insurance Company, Limited  (the “Investor”) and the Company.

**
Based on 201,329,431 shares of Company Common Stock, which is the sum of (i) the 187,329,431 shares of Company Common Stock outstanding as of July 20, 2012, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended June 30, 2012, plus (ii) the 14,000,000 shares of Company Common Stock issuable pursuant to the Option Agreement.  The shares that may have been repurchased by the Company pursuant to its share repurchase program since July 20, 2012 were not taken into account because the Investor does not know the number of shares so repurchased.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Janus Capital Group Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 151 Detroit Street, Denver, Colorado 80206.

Item 2.  Identity and Background

This Statement is being filed by The Dai-ichi Life Insurance Company, Limited (the “Investor”).  The address of the principal business and principal office of the Investor is 13-1, Yurakucho 1-Chome, Chiyoda-ku, Tokyo, 100-8411 Japan.

The Investor is the third largest life insurance company in Japan, including Japan Post Insurance Co., Ltd., as measured by total assets as of March 31, 2012.  Founded on September 15, 1902, the Investor was the oldest mutual insurance company in Japan until it was demutualized and listed on the Tokyo Stock Exchange on April 1, 2010.  As of March 31, 2012, total assets were ¥33.4 trillion ($407.2 billion) on a consolidated basis.  Based in Tokyo, the Investor has 56,852 employees and 1,347 sales offices throughout Japan. It also has overseas life insurance businesses in Vietnam, Australia, Thailand and India as well as offices in New York, London, Hong Kong, Beijing, Shanghai, and Taipei.

During the last five years, neither the Investor nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of the directors and officers of the Investor is a citizen of Japan.

Item 3.  Source and Amount of Funds or Other Consideration

On August 10, 2012, the Investor and the Company entered into an option agreement (the “Option Agreement”) pursuant to which the Company granted to the Investor 20 conditional options, each to purchase 700,000 shares of Company Common Stock with an exercise price of $10.25 per share.  The aggregate consideration paid by the Investor to the Company for entering into the Option Agreement was $4,876,200, and the source of the funds used by the Investor to pay such consideration was working capital.  The information about the Option Agreement set forth in Item 4 to this Statement is incorporated by reference.  As of the date of this Statement, none of the conditional options granted to the Investor pursuant to the Option Agreement have been exercised.

Between August 10, 2012, and August 16, 2012, the Investor purchased 743,531 shares of Company Common Stock through open market purchases (including over-the-counter purchases) for an aggregate purchase price of $6,264,174.  The source of the funds used by the Investor to pay the purchase price for such shares was working capital.

Item 4.  Purpose of Transaction

The Investor entered into the Option Agreement and acquired the rights thereunder, and acquired the shares described in the second paragraph of Item 3 of this Statement, for investment purposes and in connection with a strategic alliance between the Investor and the Company.

On August 10, 2012, the Investor entered into an Investment and Strategic Cooperation Agreement (the “Investment Agreement”) with the Company.  Pursuant to the terms of the Investment Agreement, the Investor has agreed to use commercially reasonable efforts to acquire, through open market transactions (including by means of block trade purchases and through purchases and sales of options, warrants and other derivative instruments) and, at its option, exercise of the options granted pursuant to the Option Agreement, at least 15%, and no more than 20%, of the issued and outstanding shares of the Company Common Stock during the period of one year beginning on the date of the Investment Agreement (the “Purchase Window”).  The Investor has agreed not to acquire more than 20% of the issued and outstanding shares of the Company Common Stock (the “Ownership Limit”) and to reduce its percentage ownership to the Ownership Limit should its percentage ownership exceed the Ownership Limit at any time.

The Investment Agreement includes, among other provisions, the following terms:

A.  Board Designation Right.  Under the Investment Agreement, the Investor has the right to designate a representative of the Investor (the “Investor Representative”) for appointment to the Board of Directors of the Company (the “Board”).  The Investor’s right to designate an Investor Representative includes the right to designate a replacement representative upon the resignation, retirement or other removal of any Investor Representative and to have the Investor Representative included as a nominee on the slate of nominees recommended by the Board in the Company's proxy statement and on its proxy card relating to each annual or other meetings where directors are to be elected by shareholders of the Company.  The Investor’s right to designate an Investor Representative is exercisable beginning at the first date on which the Investor owns at least 15% of the issued and outstanding shares of the Company Common Stock (the “Effective Time”) and is subject to certain conditions, and may be terminated under certain circumstances, set forth in the Investment Agreement.

B.  Exchange of Expertise and Human Resources.  In furtherance of the alliance contemplated by the Investment Agreement, the Company and the Investor intend, from time to time, to engage in the exchange of expertise and human resources so that they may share and develop knowledge and best practices with respect to their respective businesses.  Without limiting the generality of the foregoing, pursuant to the Investment Agreement, and subject to the terms therein, the Investor is entitled to (i) assign or second to the Company one management level representative from the Investor to work at the Company’s headquarters on a full-time basis in a management level position and (ii) assign or second to the Company two junior level representatives from the Investor to work as analysts (or an equivalent junior-level position) in the Company’s investment groups to gain experience in the Company’s research methodologies.

C.  Standstill Restrictions.  Pursuant to the Investment Agreement, the Investor is subject to certain standstill restrictions and cannot, in each case without the Board’s consent, among other things, initiate tender or exchange offers for securities of the Company or its subsidiaries, seek the nomination or election of any individual as a director of the Company (other than the Investor’s right to designate the Investor Representative as described above), participate in any recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to the Company or its subsidiaries, acquire or obtain any economic interest in securities of the Company (other than the acquisition of up to 20% of the issued and outstanding shares of the Company Common Stock as permitted by the Investment Agreement) or dispose of any shares of the Company Common Stock in an unsolicited tender offer (other than under certain circumstances as permitted by the Investment Agreement).  The standstill restrictions are suspended if the Investor owns less than 3% of the issued and outstanding shares of the Company Common Stock and, with certain exceptions, terminated upon change of control of the Company.

The Investor reserves the right to take any of the actions permitted by the exceptions to the standstill provisions of the Investment Agreement.

D.  Transfer Restrictions.  Pursuant to the Investment Agreement, the Investor is subject to certain limitations on its ability to transfer its shares of the Company Common Stock and cannot, without the Company’s consent, transfer its shares of the Company Common Stock within three years of the date of the Investment Agreement, except that it may transfer its shares of the Company Common Stock to the extent necessary to comply with applicable law, effectively binding written or oral administrative guidance from a governmental authority in Japan or an order by such a governmental authority, upon an insolvency event with respect to either the Company or the Investor, upon an “Event of Financial Distress” (as defined in the Investment Agreement) with respect to the Investor or the Company or upon certain other circumstances set forth in the Investment Agreement.  The Company is generally entitled to the right of first offer or the right of first refusal, depending on the nature of the proposed transfer, with respect to the Investor’s proposed transfer of its shares of the Company Common Stock.

E.  Preemptive Rights.  Under the Investment Agreement, in the event that the Company proposes to issue new shares of the Company Common Stock, for so long as the Investor owns at least 15% of the issued and outstanding shares of the Company Common Stock, the Investor has the right to purchase up to such number of shares of the Company Common Stock that would allow the Investor to maintain percentage ownership of the issued and outstanding shares of the Company Common Stock that is, after giving effect to the issuance of the new securities, no less than the percentage ownership the Investor had prior to such issuance.  The Investor is entitled to exercise its preemptive rights in respect of the Company’s issuance of new securities to provide equity compensation for employment for its directors, officers or employees only if such issuance would cause the Investor’s percentage ownership to decrease to less than 15% of the issued and outstanding shares of the Company Common Stock.  In each case, the Investor does not have preemptive rights to the extent that an issuance of the additional shares of the Company Common Stock to the Investor would require approval of the stockholders of the Company pursuant to Rule 312 of the New York Stock Exchange Listed Company Manual or any successor rule thereof, unless such approval has been obtained.

F.  Registration Rights.  Under the Investment Agreement, at any time following the Effective Time, and without limiting the restrictions on transfers described above, the Investor will be entitled to customary registration rights, including the right to require the Company to file up to two registration statements to register shares of the Company Common Stock owned by the Investor that were acquired by the exercise of any option under the Option Agreement or pursuant to the Investment Agreement (the “Registrable Shares”), and unlimited prospectus supplements in connection with any take-down from an effective shelf registration statement.  In addition, the Investor has certain “piggyback” registration rights with respect to the Registrable Shares to participate in certain securities offerings by the Company.

G.  Termination. The Investment Agreement may be terminated by either the Company or the Investor under specified circumstances, including if (a) there is a Material Adverse Effect (as defined in the Investment Agreement) with respect to the other party prior to the Effective Time, (b) there is an insolvency event with respect to the other party, (c) necessary to comply with applicable law, effectively binding written or oral administrative guidance from a governmental authority or an order by a governmental authority, (d) on the last day of the Purchase Window, the Investor owns less than 15% of the issued and outstanding shares of the Company Common Stock (subject to certain exceptions), (e) during any consecutive five business day period after the Effective Time, the Investor owns less than 10% of the issued and outstanding shares of the Company Common Stock, (f) there is a material uncured breach of the Investment Agreement by the other party, (g) the Company terminates the Investor’s right to designate an Investor Representative to the Board, (h) at any time following the third anniversary of the Investment Agreement (following 90-days notice to the other party) or (i) any consent or authorization of any governmental authority that is required for the acquisition by the Investor of no less than 15% of the issued and outstanding shares of the Company Common Stock has not been obtained by the first anniversary of the Investment Agreement or any such governmental authority has determined that it will not provide any such consent or authorization (subject to certain exceptions).  In addition, the Investment Agreement may be terminated by the Company if there is a change in Japanese generally accepted accounting principles or other applicable accounting principles that would significantly increase the burden to the Company in complying with its obligations to furnish certain financial and operating information to the Investor, or if the Company or any of its affiliates becomes subject to direct regulation by, or sanctions from, any Japanese governmental authority that it would not be subject to in the absence of the strategic alliance.  The Investment Agreement may also be terminated by the Investor if the Company informs the Investor that it is unable to comply with its obligations to furnish certain financial and operating information or there is a change in applicable law in Japan that requires the Investor to receive information that it is not already receiving from the Company, such inability to comply or change in applicable law would or would reasonably be expected to result in the Investor being in violation of applicable law, and the parties following good faith discussions are unable to agree on appropriate changes to the Company’s obligations to furnish certain information that would avoid the Investor being in violation of applicable law.  The Investor may also terminate the Investment Agreement if (a) its percentage ownership has been diluted to less than 15% of the issued and outstanding shares of the Company Common Stock due to the Company’s issuance of new securities and the Investor was unable to prevent such dilution by exercising its preemptive rights, using commercially reasonable efforts to purchase shares on the open market or exercising its remaining options under the Option Agreement or (b) the Investor or any of its affiliates becomes subject to direct regulation by, or sanctions from, any governmental authority (other than a Japanese or U.S. governmental authority) that it would not be subject to in the absence of the strategic alliance.

H.  Investment Products.  Subject to certain conditions, the Investor has committed to invest at least $2,000,000,000 in investment products managed by one or more of the Company’s affiliates, at least $300,000,000 of which will be invested within two months of the date of the Investment Agreement.  The remaining balance will be invested no later than the end of the fourth full fiscal quarter following the Effective Time.

On August 10, 2012, the Investor also entered into the Option Agreement with the Company.  Item 3 of this Statement is hereby incorporated by reference.  The options granted under the Option Agreement are exercisable for a period of one year from the date of the Option Agreement and only after the Investor beneficially owns not less than 8% of the issued and outstanding shares of the Company Common Stock.

The foregoing summaries of the Investment Agreement and the Option Agreement do not purport to be complete and are qualified in their entirety by reference to the Investment Agreement and the Option Agreement, which are filed as Exhibits 1 and 2, respectively, to this Statement and are incorporated herein by reference.  Except as set forth in this Statement and in connection with the Investment Agreement and the Option Agreement, the Investor has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Investor may, at any time and from time to time, but subject to the terms and conditions of the Investment Agreement, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Without limiting the generality of the foregoing sentence, subject to the terms and conditions of the Investment Agreement, the Investor intends to review its holdings in the Company on a continuing basis and, depending upon the price and availability of the Company Common Stock, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing its investment in the Company.

Item 5.  Interest in Securities of the Issuer

(a)           Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference.  For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 201,329,431, which is the sum of (i) the 187,329,431 shares of Company Common Stock outstanding as of July 20, 2012, as reported by the Company in its quarterly report on Form 10-Q for the quarter ended June 30, 2012, plus (ii) the 14,000,000 shares issuable pursuant to the Option Agreement.  The shares that may have been repurchased by the Company pursuant to its share repurchase program since July 20, 2012 were not taken into account because the Investor does not know the number of shares so repurchased.  For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 14,743,531 shares of Company Common Stock, representing approximately 7.3% of the outstanding shares of Company Common Stock.

Of these shares, 14,000,000 represent shares that the Investor has a right to acquire upon exercise of the conditional options granted to the Investor pursuant to the Option Agreement.

(b)           The Investor has (or, in the case of the 14,000,000 shares of Company Common Stock that the Investor has a right to acquire upon the exercise of the conditional options granted to the Investor pursuant to the Option Agreement, will have upon the exercise of such options) the sole power to vote or direct the vote and to dispose or direct the disposition of all 14,743,531 shares of Company Common Stock beneficially owned by it.

(c)           Information concerning transactions in shares of Company Common Stock (not including the grant of the conditional options to the Investor pursuant to the Option Agreement) since June 18, 2012, is set forth on Schedule A to this Statement.  Except as set forth on Schedule A and as described in Item 3 of this Statement, neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in shares of the Company Common Stock in the past 60 days.

(d)           No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 4 is incorporated herein by reference.  Except for the Investment Agreement and the Option Agreement, to the best knowledge of the Investor, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2, or between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit Number	Description

1.
Investment and Strategic Cooperation Agreement by and between Janus Capital Group Inc. and The Dai-ichi Life Insurance Company, Limited, dated as of August 10, 2012 (incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K, filed on August 10, 2012.

2.
Option Agreement, by and between Janus Capital Group Inc. and The Dai-ichi Life Insurance Company, Limited, dated as of August 10, 2012 (incorporated by reference to Exhibit 10.2 of the Company’s current report on Form 8-K, filed on August 10, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Dai-ichi Life Insurance Company, Limited

Date: August 17, 2012	By:	/s/ Taku Murakawa
	Name:	Taku Murakawa
	Title:	General Manager, Investment Administration Department

SCHEDULE A

TRANSACTIONS IN SHARES OF THE COMPANY SINCE JUNE 18, 2012 BY THE INVESTOR

All of the purchases of Company Common Stock set forth below were made by Investor.

Date of Transaction	Number of Shares Purchased	Nature of Purchase1	Approximate Weighted Average Price Per Share	Aggregate Purchase Price
August 14, 2012	169,436	open market purchases	$8.4085	$1,424,703
August 14, 2012	400,000	over-the-counter purchase	$8.4219	$3,368,760
August 15, 2012	65,861	open market purchases	$8.4549	$556,848
August 16, 2012	108,234	open market purchases	$8.4434	$913,863

Total	743,531		$8.4249	$6,264,174

1 All “open market purchases” were made on the New York Stock Exchange.